425 WEST CAPITOL AVENUE, SUITE 1800

LITTLE ROCK, ARKANSAS 72201-3525

TELEPHONE 501-688-8800

FAX 501-688-8807

November 17, 2017

Mr. J. Nolan McWilliams

Attorney-Advisor

Office of Transportation and Leisure

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Universal Logistics Holdings, Inc.

Registration Statement on Form S-3

Filed October 30, 2017

File No. 333-221215

Dear Mr. McWilliams:

The following is the response of Universal Logistics Holdings, Inc. (the “Company”) to the Staff’s comment contained in your letter to Mr. Jeff Rogers, dated November 7, 2017. For convenient reference, this response letter duplicates the text of the enumerated Staff comment, as well as the heading contained in your letter.

General

1.	Please confirm your understanding that we will not be in a position to accelerate the effectiveness of your registration statement on Form S-3 until all outstanding comments regarding your Form 10-K for the fiscal year ended December 31, 2016 have been resolved. In addition, to the extent that any comments related to our review of your Form 10-K apply to disclosure in your registration statement, please make corresponding revisions to all affected disclosure.

Company Response: We hereby confirm the Company’s understanding that the Staff will not be in a position to accelerate the effectiveness of the Company’s registration statement on Form S-3 (the “Registration Statement”) until all outstanding comments regarding its Form 10-K for the fiscal year ended December 31, 2016 (the “Form 10-K”) have been resolved. The Company believes the comments included in the Staff’s November 7, 2017 comment letter regarding the Form 10-K do not directly or materially affect the disclosure in the Registration Statement, and therefore, the Company has not filed an amendment to the Registration Statement in conjunction with this response letter.

Mr. J. Nolan McWilliams

United States Securities and Exchange Commission

November 17, 2017

If you have any questions or require further information, please contact me at (501) 688-8822 or ccrouch@mwlaw.com.

Sincerely,

MITCHELL, WILLIAMS, SELIG,

GATES & WOODYARD, P.L.L.C.

            /s/ Courtney C. Crouch, III

By

            Courtney C. Crouch, III

cc:	Mr. Jeff Rogers